

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 29, 2008

Colleen B. Brown
President and Chief Executive Officer
Fisher Communications, Inc.
100 4th Avenue N., Suite 510
Seattle, Washington 98109

> Re: **Fisher Communications, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-22439**

Dear Ms. Brown:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director